NOVOGEN LIMITED

(ASX: NRT)

ASX RELEASE

30 October 2013

APPOINTMENT AS COMPANY SECRETARY

Novogen  is  pleased  to  advise  that  Lionel  Mateo  has  been  appointed  as  Joint

Company  Secretary  of  the  group,  effective  on  8  October  2013.  Lionel  has  a

Masters  Degree  in  Law  and  prior  to  commencing  with  Novogen  he  was

Company Secretary of R.M.Williams Agricultural Holdings Group.

Lionel  will  be  acting  as  Company  secretary  along  with  Andrew  Bursill,  the current  office  holder  and  who  continues  to  serve  as  Company  Secretary  of

Novogen.

About Novogen

Novogen Ltd is a public Australia biotechnology company whose shares trade on  both  the  Australia  Stock  Exchange  (symbol  ‘NRT’)  and  NASDAQ  (symbol

‘NVGN’).  The  company  is  based  in  Sydney,  Australia,  with  an  office  in  Ithaca,

NY,  USA.  The  Company  is  focused  on  the  development  of  drug  strategies that  will  deliver  personalized  chemotherapy  based  on  the  effective  elimination of cancer stem cells and somatic cancer cells across a range of genotypes.

NOVOGEN LTD – ACN 063 259 754

16-20 Edgeworth David Ave, Hornsby, NSW, 2077

P: +61 (0) 2 9476 0344 -  F: +61 (0) 2 9476 0388

www.novogen.com